UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

GEEKNET, INC.
(Name of Subject Company)
GADGET ACQUISITION, INC.
(Offeror)
GAMESTOP CORP.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
36846Q203
(CUSIP Number of Class of Securities)
J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051
(817) 424-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Michael H. Friedman, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
18th and Arch Streets
Philadelphia, PA 19103
(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
139,825,784	$16,248

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 6,738,082 shares of common stock, par value $0.001 per share (the “Shares”), of Geeknet, Inc. (“Geeknet”) outstanding multiplied by the offer price of $20.00 per share, (ii) 191,988 Shares subject to unvested restricted stock units multiplied by the offer price of $20.00 per share, (iii) 168,416 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $20.00 per share, multiplied by $7.27, which is the offer price of $20.00 per share minus the weighted average exercise price for such options of $12.73 per share. The calculation of the filing fee is based on information provided by Geeknet as of June 10, 2015.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.00011620.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,248	Filing Party:	GameStop Corp. Gadget Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed:	June 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the “Schedule TO”) previously filed by Gadget Acquisition, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of GameStop Corp. (“Parent”), a Delaware corporation, with the Securities and Exchange Commission on June 15, 2015. The Schedule TO relates to the cash tender offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Geeknet, Inc., a Delaware corporation (“Geeknet”), at $20.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated June 15, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”) that accompanied such Offer to Purchase, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.
Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The subsection entitled “Legal Proceedings” under Section 16—“Regulatory Approvals; Certain Legal Matters” of the Offer to Purchase is hereby amended by adding the following as the second paragraph:

“On July 6, 2015, the members of the Geeknet Board, Purchaser, and Parent entered into a memorandum of understanding with the plaintiff in the Aich Action, which sets forth a settlement of that action subject to approval of the Court of Chancery of the State of Delaware.  If the Court of Chancery approves the settlement as contemplated by the memorandum of understanding, the Aich Action will be dismissed with prejudice on a class-wide basis.  As part of the settlement, Geeknet agreed to make certain additional disclosures related to the Offer and the Merger, which are set forth in Amendment No. 3 to Geeknet’s Schedule 14D-9 (the “14D-9 Amendment No. 3”).  The 14D-9 Amendment No. 3 should be read in conjunction with the disclosures contained in Geeknet’s Schedule 14D-9, which in turn should be read in its entirety.  Nothing in the 14D-9 Amendment No. 3 or the memorandum of understanding shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in the 14D-9 Amendment No. 3.  The defendants in the Aich Action deny all of the allegations made by plaintiff and believe the prior disclosures in the Schedule 14D-9 are adequate under the law.  Nevertheless, Geeknet and the defendants have agreed to settle the Aich Action in order to avoid the costs, disruption, and distraction of further litigation.”

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2015	GAMESTOP CORP.

	By:	/s/ Robert A. Lloyd
Name: Robert A. Lloyd
Title: Executive Vice President and Chief Financial Officer

Dated: July 7, 2015	GADGET ACQUISITION, INC.

	By:	/s/ Robert A. Lloyd
Name: Robert A. Lloyd
Title: Chief Financial Officer and Director